Exhibit 99.1

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
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James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES THE RESULTS OF ITS
INSURANCE SUBSIDIARIES FOR THE FIRST HALF OF 2004

Luxembourg/Portugal – August 16, 2004 – Espirito Santo Financial Group S.A. (“ESFG”) (NYSE and Euronext Lisbon: ESF) announced today the non-audited results of its insurance subsidiaries in Portugal, Companhia de Seguros Tranquilidade, (“Tranquilidade”) (non-life), Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”) (life) and Espírito Santo Seguros (“ES Seguros”) (nonlife bancassurance), for the first half of 2004.

The results of ESFG’s insurance operations continue to reflect a solid operating and financial performance during the first half of 2004, following the turn-around registered in 2003.

Tranquilidade

In spite of a 2.4% increase in total premium income to 167.8 million Euros in the first half of 2004, Tranquilidade's results decreased 43.9% over this period, to 9.1 million Euros compared to 16.2 million Euros in the first half of 2003, remaining however more than 17.0% above budget.

This adverse development in net income is mainly related to the fact that the largely anticipated decrease in technical results (down by more than 30.5% to 34.1 million Euros) could not be offset by an increase in net realized investment income (-2.9%) nor the strong decrease in operating costs (-14.9%) over the same period.

As already mentioned at the time of the release of the first quarter results, the decrease in technical results is mainly related to the development of the unexpired risk reserve and to the development of net reinsurance costs. In 2003, Tranquilidade was able to benefit substantially from a release in the unexpired risk reserve, due to significantly lower claims, whereas this effect was not as material in the first half in 2004, due to the stabilization of the combined ratio before the effect of unexpired risk reserve. Net

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reinsurance costs increased 388.0% in the first half of 2004 over the same period in 2003, to reach 8.2 million Euros, due to the fact that in 2003 the company benefited substantially from exceptionally high recoveries from its reinsurance treaties.

In the first half of 2004, statutory operating costs decreased by 14.9% compared with the same period in 2003, to Euro 38.5 million Euros, mainly due to the significant reduction in non-technical expenses. However, net operating costs will continue to be impacted by non-recurring amortization and other non-recurrent costs related to the restructuring initiated in 2001, expected to reach in total 24.7 million Euros for the period 2002-2004, of which 8.7 million Euros in 2004. The costs relating to the restructuring programme will all be completed by the end of the financial year 2004.

Due to the above mentioned reasons related to the development of some accounting provisions and the reinsurance recoveries, Tranquilidade’s statutory combined ratio at the end of June 2004 was 99.3%, reflecting a slight deterioration over the level of 97.4% reached at the end of 2003, and against an exceptional 91.0% in June 2003.

In addition to its technical performance, the results of Tranquilidade’s investment activities on a mark to market basis developed very strongly due to improved market conditions. The contribution of investment activities, net of expenses and including unrealized capital gains and losses ( +6.8 million Euros in the first half of 2004 compared to +3.1 million in the first half of 2003) increased 27.0% in the first half of 2004 over the same period In 2003 to reach 16.2 million Euros. Total net investment income excluding unrealized capital gains and losses decreased slightly from 9.7 million Euros in the first half of 2003 down to 9.4 million in the first half of 2004.

Tranquilidade’s shareholder’s equity amounted to 159.3 million Euros at the end of the first half of 2004.

The results at Tranquilidade Vida, the life insurance company of ESFG, reached 14.5 million Euros in the first half of 2004, corresponding to an increase of 9.5% over the same period in 2003, reflecting strong premium growth, good technical results and a significant reduction in costs.

Total premium income increased by 6.8% to 408.1 million Euros, technical results increased by 40.6% to 15.9 million Euros, and total operating costs decreased by 20.4%, in the first half of 2004 compared to the same period in 2003. Tranquilidade Vida’s shareholder’s capital reached 280.8 million Euros at the end of the first half of 2004.

ES Seguros, the non-life bancassurance company of ESFG, continues to benefit from very strong success in tapping the customer base of Banco Espírito Santo. Comparing the first half of 2004 to the same period in 2003, total premium income increased by 19.8% to reach 28.3 million Euros, net operating costs increased only by 11.0% to 6.1 million Euros, and consequently net profits increased by 34.0% to 1.8 million Euros in June 2004. The combined ratio (after reinsurance) decreased from 95.1% in the first half 2003 to 93.2% in the first half of 2004, whilst shareholder’s capital increased to 16.1 million Euros in June 2004.

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